SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c),

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

Dover Saddlery, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

260412101 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260412101	13 G	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citizens Ventures, Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 301,651
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 301,651
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,651
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 260412101	13 G	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citizens Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 301,651
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 301,651
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,651
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC/CO

CUSIP No. 260412101	13 G	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RBSG International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 301,651
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 301,651
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,651
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON(SEE INSTRUCTIONS) HC/CO

CUSIP No. 260412101	13 G	Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Royal Bank of Scotland plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 301,651
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 301,651
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,651
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC/CO

CUSIP No. 260412101	13 G	Page 6 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Royal Bank of Scotland Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 301,651
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 301,651
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,651
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC/CO

Item 1	(a).	Name of Issuer: Dover Saddlery, Inc.

Item 2	(b).	Address of Issuer’s Principal Executive Offices: P.O. Box 1100, 525 Great Road, Littleton, MA 01460

Item 2	(a).

Name of Person Filing:

This Schedule 13G is being filed by Citizens Ventures, Incorporated, a Delaware Corporation (“Citizens Ventures”). The persons reporting information on this Schedule 13G include, in addition to Citizens Ventures, Citizens Financial Group, Inc., a Delaware corporation (“CFG”), RBSG International Holdings Limited (“RBSG Holdings”), a company incorporated in the United Kingdom and registered in Scotland; The Royal Bank of Scotland plc, a public limited company incorporated in the United Kingdom and registered in Scotland (“RBS”); and The Royal Bank of Scotland Group plc, a public limited company incorporated in the United Kingdom and registered in Scotland (“RBSG”, and collectively with RBSG Holdings, RBS, Citizens Ventures and CFG, the “Reporting Persons”). Each of CFG, RBSG Holdings, RBS and RBSG is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended. All of the stock of Citizens Ventures is owned by CFG. Ninety-nine percent (99%) of the stock of CFG is owned by RBSG Holdings. All of the Stock of RBSG Holdings is owned by RBS. All of the stock of RBS is owned by RBSG.

Item 2	(b).

Address of Principal Business Office or, if None, Residence:

The executive offices of Citizens Ventures and CFG are located at One Citizens Plaza, Providence, Rhode Island 02903. The registered office of RBSG Holdings is located at 24/25 St Andrew Square, Edinburgh, EH2 1AF and the registered offices of RBS and RBSG are located at 36 St. Andrew Square, Edinburgh, Scotland EH12 1HQ.

Item 2	(c).	Citizenship: Citizens Ventures and CFG are organized in Delaware. RBSG Holdings, RBS and RBSG are organized in the United Kingdom.

Item 2	(d).	Title of Class of Securities: Common Stock

Item 2	(e).	CUSIP Number: 260412101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐	Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A Parent Holding Company, in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4.	Ownership.

(a)

Amount Beneficially Owned:

Citizens Ventures is the record owner of 301,651 shares of Common Stock of the Issuer (the “Record Shares”) as of December 31, 2005. As CFG holds 100% of the stock of Citizens Ventures, CFG may be deemed to own, beneficially the Record Shares. As RBSG Holdings owns 99% of the stock of CFG, RBSG Holdings may be deemed to own, beneficially, the Record Shares. As RBS owns 100% of the stock of RBSG Holdings, RBS may be deemed to own, beneficially, the Record Shares. As RBSG owns 100% of the stock of RBS, RBSG may be deemed to own, beneficially, the Record Shares.

(b)

Percent of Class:

See Line 11 of cover sheets. The percentages set forth on the cover sheets are calculated based on 5,016,732 shares of Common Stock reported to be outstanding as of November 21, 2005 in the Issuer’s Prospectus, as filed on such date pursuant to Rule 424(b)(4).

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

		(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

		(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

		(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person, except Citizens Ventures, disclaims beneficial ownership of the Record Shares.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February	14, 2006

CITIZENS VENTURES, INCORPORATED

By:	/S/ BRADLEY STEWART
Name:	Bradley Stewart
Title:	Vice President and Director

CITIZENS FINANCIAL GROUP, INC.

By:	/S/ JOEL J. BRICKMAN
Name:	Joel J. Brickman
Title:	Senior Vice President, Secretary and General Counsel

RBSG INTERNATIONAL HOLDINGS LIMITED

By:	/S/ DEBORAH SUSAN ESSLEMONT
Name:	Deborah Susan Esslemont
Title:	Company Secretary

THE ROYAL BANK OF SCOTLAND plc

By:	/S/ ALAN WALLACE MCKEAN
Name:	Alan Wallace McKean
Title:	Assistant Company Secretary

THE ROYAL BANK OF SCOTLAND GROUP plc

By:	/S/ ALAN EWING MILLS
Name:	Alan Ewing Mills
Title:	Assistant Company Secretary

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Dover Saddlery, Inc.

EXECUTED as a sealed instrument this 14th day of February, 2006.

CITIZENS VENTURES, INCORPORATED

By:	/S/ BRADLEY STEWART
Name:	Bradley Stewart
Title:	Vice President and Director

CITIZENS FINANCIAL GROUP, INC.

By:	/S/ JOEL J. BRICKMAN
Name:	Joel J. Brickman
Title:	Senior Vice President, Secretary and General Counsel

RBSG INTERNATIONAL HOLDINGS, LTD.

By:	/S/ DEBORAH SUSAN ESSLEMONT
Name:	Deborah Susan Esslemont
Title:	Company Secretary

THE ROYAL BANK OF SCOTLAND PLC

By:	/S/ ALAN WALLACE MCKEAN
Name:	Alan Wallace McKean
Title:	Assistant Company Secretary

THE ROYAL BANK OF SCOTLAND GROUP PLC

By:	/S/ ALAN EWING MILLS
Name:	Alan Ewing Mills
Title:	Assistant Company Secretary